AIRTHIUM INC.

**Independent Accountants' Review Report
and Financial Statements**

Years Ended December 31, 2019 and 2018



AIRTHIUM INC.

Independent Accountants' Review Report
and Financial Statements

Years Ended December 31, 2019 and 2018

TABLE OF CONTENTS


IAS
Certified Public Accountants

T: 773 904 2000
F: 773 868 3840
www.intlattest.com

main office
1700 W. Irving Park Rd.
Suite #302
Chicago, IL 60613

downtown office
200 S. Wacker Drive
Suite #1375
Chicago, IL 60606

<u>Independent Accountants' Review Report</u>

Board of Directors
Airthium Inc.
Les Loges-en-Josas
France

We have reviewed the accompanying consolidated financial statements of Airthium Inc., which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, the consolidated statements of changes in shareholders' equity, and the consolidated statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information
The supplementary information included in Schedule B-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

International Attest Solutions, LLC

Chicago, Illinois
January 7, 2021

AIRTHIUM INC.

Consolidated Balance Sheets

December 31, 2019 and 2018

ASSETS

	2019	2018
Current assets		
Cash	$ 158,683	$ 241,616
Prepaid expenses and other assets	25,856	29,349
Refundable VAT tax	7,865	10,227
Refundable income taxes (Note 4)	56,184	94,210
Total current assets	248,588	375,402
Non-current assets		
Property and equipment, net (Note 2)	10,725	10,742
Total non-current assets	10,725	10,742
	$ 259,313	$ 386,144

See Independent Accountants' Review Report and
Notes to Financial Statements

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

	2019	2018
Current liabilities		
Accounts payable	$ 9,770	$ 847
Accrued expenses		
Employee compensation	19,183	8,793
Other	45,747	23,529
Total current liabilities	74,700	33,169
Non-current liablities		
Shareholders' advances	11,538	11,975
"SAFE" Agreements (Note 9)	480,000	480,000
Total non-curent liabilities	491,538	491,975
Shareholders' equity (deficiency)		
Common stock, no par value,		
10,000,000 shares authorized; 8,516,074 shares		
issued and outstanding	85	85
Additional paid-in capital	31,136	31,136
Accumulated deficit	(301,609)	(137,518)
Accumulative other comprehensive adjustments	(36,537)	(32,703)
Total shareholders' equity (deficiency)		
(Exhibit C)	(306,925)	(139,000)
	$ 259,313	$ 386,144

See Independent Accountants' Review Report and
Notes to Financial Statements

AIRTHIUM INC.

Consolidated Statements of Operations and Comprehensive Loss

Years Ended December 31, 2019 and 2018

	2019	2018
Revenues		
Government grants (Note 3)	$ 15,730	$ 23,781
Tax credits (Note 4)	153,818	91,309
Total revenues	169,548	115,090
Expenses (income)		
Selling, general and administrative expenses (Schedule B-1)	334,963	240,910
Other income	(1,333)	(146)
Interest expense	9	111
Total expenses, net	333,639	240,875
Income before taxes	(164,091)	(125,785)
Provision for income taxes	-	(2,901)
Net loss (Exhibit C)	(164,091)	(122,884)
Other comprehensive adjustments, net of tax		
Foreign currency translation adjustments	(3,834)	(35,982)
Comprehensive loss	$ (167,925)	$ (158,866)

See Independent Accountants' Review Report and
Notes to Financial Statements

Exhibit C

AIRTHIUM INC.

Consolidated Statements of Changes in Shareholders' Equity

Years Ended December 31, 2019 and 2018

	Common Stock	Additional Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 31, 2017	$ 85	$ 31,136	$ (14,634)	$ 3,279	$ 19,866
Net loss (Exhibit B)	-	-	(122,884)	-	(122,884)
Foreign currrency translation adjustment	-	-	-	(35,982)	(35,982)
Balances at December 31, 2018 (Exhibit A)	85	31,136	(137,518)	(32,703)	(139,000)
Net loss (Exhibit B)	-	-	(164,091)	-	(164,091)
Foreign currrency translation adjustment	-	-	-	(3,834)	(3,834)
Balances at December 31, 2019 (Exhibit A)	$ 85	$ 31,136	$ (301,609)	$ (36,537)	$ (306,925)

See Independent Accountants' Review Report and
Notes to Financial Statements

AIRTHIUM INC.

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities		
Net loss	$ (164,091)	$ (122,884)
Adjustments to reconcile net loss		
to net cash for operating activities		
Depreciation and amortization	4,340	1,039
Prepaid expenses and other	43,879	17,435
Foreign currency translation adjustment	(3,834)	(29,528)
Increase (decrease) in liabilities		
Accounts payable	8,923	(7,991)
Accrued expenses	32,609	(12,596)
Total adjustments to net loss	85,917	(31,641)
Net cash used for		
operating activities	(78,174)	(154,525)
Cash flows for investing activities		
Property acquisitions	(4,322)	(6,268)
Cash flows from financing activities		
Shareholders' advances	(437)	11,683
Net decrease in cash	(82,933)	(149,110)
Cash at beginning of years	241,616	390,726
Cash at end of years	$ 158,683	$ 241,616

See Independent Accountants' Review Report and
Notes to Financial Statements

Supplemental disclosure of cash flow information:

Income taxes refunded were $2,869 and $3,134 in 2019 and 2018, respectively.

Interest expense paid was $0 in 2019 and $0 in 2018.

Cash and cash equivalents, if any, include highly liquid investments with maturities of three months or less.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Airthium Inc. (the "Company") and its wholly owned subsidiary Airthium SAS (incorporated in March 2016). All significant intercompany balances and transactions have been eliminated. Airthium Inc. was incorporated in Delaware in May 2017.

Business Operations

The Company's objective is to build a new kind of energy storage system that stores electricity as heat - reversibly. The Company plans to sell its combined storage/generation units to industrial and commercial buildings in developing countries, in areas where electricity is expensive or unstable, as a drop-in replacement of their diesel engines that could also store energy efficiently. The development of the technology is still in process.

Property and Depreciation

Property and equipment are stated at cost and depreciated using straight line methods over their estimated useful lives. Leasehold improvements are depreciated over the life of the underlying lease. Other property and equipment are depreciated over 3-5 year periods. Expenditures for repairs and maintenance are expensed as incurred.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

For each tax position, management must determine whether it is more likely than not that the position will be sustained on audit based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. Interest and penalties, if any, related to federal and state income taxes, are recorded in income tax expense.

NOTE 1 – SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are expensed when incurred. Advertising expenses were $0 and $91 for 2019 and 2018, respectively.

Foreign Currency Translation and Transactions

The financial statements of the Company's foreign subsidiary is measured using the local currency as the functional currency. Assets and liabilities of the subsidiary are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. Current and cumulative translation adjustments net of tax effects have been recorded as a separate component of shareholders' equity under accumulated other comprehensive adjustments. Other foreign currency transaction gains or losses are included in consolidated net income.

Stock options

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Subsequent Events

For the year ended December 31, 2019, the Company has evaluated subsequent events for potential recognition and disclosure through November 5, 2020, the date when the financial statements were available to be issued.

NOTE 2 – PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	2019	2018
Industrial material	$ 8,623	$ 7,141
Office equipment	10,604	7,810
	19,227	14,951
Less accumulated depreciation	8,502	4,209
Net property and equipment	$ 10,725	$ 10,742

Depreciation expense was $4,340 and $3,225 for 2019 and 2018, respectively.

NOTE 3 – GOVERNMENT GRANTS

The Company is the beneficiary of several grants from French agencies (Banque Publique d'Investissements), whose purpose is to fund its research and development expenses. The final portion of the funds is received after the agency has approved and certified the qualified expenses. The revenue is recognized when the related expenses are incurred. All grants are denominated in Euros and have been fully paid as of December 2019.

Granted	Received	To Be Received
€ 200,000	€ 200,000	€ -
30,000	30,000	-
€ 230,000	€ 230,000	€ -

NOTE 4 – INCOME TAXES

Differences between book and federal tax income are as follows:

	2019	2018
Income per books before tax	$ (164,091)	$ (125,785)
CICE income tax	-	(2,901)
Research and development tax credit	(153,818)	(91,309)
Conso adjustments	(40,678)	-
Other adjustments	4,854	-
Tax loss for the years	$ (353,733)	$ (219,995)
Available tax loss carryforward beginning of years	$ (267,735)	$ (47,740)
Available tax loss carryforward end of years	$ (621,468)	$ (267,735)

The French subsidiary is the beneficiary of a research and development tax credit.
Due to its status as an innovating company, the tax credit is refundable before the term of three years and can be pre-funded. The tax credits were $136,896 and $91,309 for 2019 and 2018, respectively. Research and development tax credit balances were $56,184 and $94,210 for 2019 and 2018, respectively.

Provision for income taxes consists of the following:

	2019	2018
Current		
Federal	$ -	$ (2,921)
State	-	-
Accrual adjustment	-	-
	-	(2,921)
Deferred tax expense	-	-
Income tax expense	$ -	$ (2,921)

Tax years ended December 31, 2017 and forward are still open for examination in the future.

NOTE 4 – INCOME TAXES (Continued)

Deferred tax assets and liabilities result from the tax effects of the following differences:

	2019	2018
Loss carryforward	$ 621,468	$ 267,735
Depreciation	(621,468)	(267,735)
Net deferred assets	$ -	$ -

NOTE 5 – LEASES

The Company rents office space under a 12-month operating lease. The current lease, which was supposed to start in July 2019, has been deferred to October such that the expiration date is amended to September 30, 2020. The lease term includes all related expenses and allocated property taxes.

Future minimum lease commitments on all leases are as follows:

	Operating Leases
2020	$ 21,067
Net minimum lease obligations	$ 21,067

Total rent expense was $16,366 and $25,014 for 2019 and 2018, respectively.

NOTE 6 – CONCENTRATION OF CREDIT RISKS

The Company maintains cash accounts with high quality financial institutions. The balances may at times exceed federally insured limits. Loss exposure is remote.

NOTE 7 – RECLASSIFICATIONS

Certain reclassifications have been made to the 2018 financial statements to conform to the 2019 financial statement presentation. Such reclassifications had no effect on the results of operations, as previously reported.

NOTE 8 – STOCK OPTIONS

In June 2019, the Company authorized the French subsidiary Airthium SAS to issue stock options. The Plan provides an incentive to attract, retain and reward employees who perform services for the Company. Initially, up to 298 shares of common stock of Airthium SAS may be issued pursuant to awards granted under the Plan. The Plan expires 10 years after adoption unless terminated earlier. As of December 31, 2019, no options have been exercised.

In addition, the Company reserves the right to swap option shares issued from Airthium SAS for shares in Airthium Inc. at a pre-determined conversion ratio without prior consent.

NOTE 9 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

During the year ended December 31, 2017, the Company entered into various SAFE Agreements (Simple Agreements for Future Equity) with third parties. The SAFE Agreements have no maturity date and bear no interest. The Agreements provide the investor with the right to future equity in the Company per the terms of the Agreement. Each Agreement is subject to a valuation cap. The valuation cap ranges from $6,000,000 to $10,000,000.

Per the SAFE Agreements entered into, if there is an equity financing round before the SAFE expires or is terminated, the Company will convert the SAFE into shares of the Company's stock. The stock that a SAFE investor is issued will have a liquidation preference that is equal to the original investment amount.

If there is a liquidation event before the expiration or termination of the SAFE Agreement, the investor will receive either: 1) A cash payment equal to the purchase amount 2) Issuance of a number of shares of common stock per the valuation cap. Thereafter, the SAFE Agreements will terminate. In connection with the cash payment through a liquidity event, it there are not enough funds to pay the investors and holders of the SAFE Agreements in full, funds will be distributed pro-rata and based on the purchase price and the remaining unpaid amounts will be settled with the issuance of common stock. In a dissolution event, SAFE Agreement holders will be paid out of the remaining assets prior to holders of the Company's capital stock.

AIRTHIUM INC.

Notes to Financial Statements

Years Ended December 31, 2019 and 2018

NOTE 9 – SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE) (Continued)

As of December 31, 2019, none of the SAFE Agreements were converted into equity, terminated or expired based on the terms of the Agreements.

The principal characteristics of the existing SAFE Agreements can be summarized as follows:

Date	2019	2018	Valuation Cap
07.21.17	$ 100,000	$ 100,000	$ 10,000,000
08.15.17	20,000	20,000	6,000,000
08.16.17	25,000	25,000	6,000,000
08.22.17	10,000	10,000	8,000,000
08.24.17	25,000	25,000	6,000,000
08.25.17	50,000	50,000	8,000,000
09.05.17	25,000	25,000	8,000,000
09.22.17	25,000	25,000	8,000,000
11.30.17	200,000	200,000	$ 8,000,000
	$ 480,000	$ 480,000	

NOTE 10 – SUBSEQUENT EVENT

As a result of the spread of COVID-19 coronavirus in early 2020, economic uncertainties have arisen that are likely to impact consumer behavior and thus impact operating results. The related financial impact and duration of this event cannot be reasonably estimated at this time.

AIRTHIUM INC.

Consolidated Schedules of Selling, General and Administrative Expenses

Years Ended December 31, 2019 and 2018

	2019	2018
Salaries and wages	$ 200,142	$ 96,820
Payroll taxes	32,704	13,501
Employee benefits	871	320
Travel and entertainment	19,517	15,425
Advertising	-	91
Rent	16,366	25,014
Utilities	8,361	4,968
General insurance	419	-
Depreciation and amortization	4,340	3,225
Office expense and miscellaneous	1,057	7,004
Telecommunications	167	528
Bank fees	1,160	1,368
Professional fees	27,385	39,361
Outside services	22,474	33,285
Total selling, general and administrative expenses (Exhibit B)	$ 334,963	$ 240,910

See Independent Accountants' Review Report